March 30, 2010

Prospectus

Legg Mason

Batterymarch

U.S. Large Cap

Equity

Fund

Class: Ticker Symbol

A : LMUPX
C : LMUGX
FI: LMUSX
R : LMUOX
R1
I : LMTIX
IS: LMISX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 17 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 43 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.75	0.75	0.75	0.75	0.75	0.75	0.75
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses[1]	0.31	0.31	0.31	0.31	0.31[2]	0.30	0.06
Total annual fund operating expenses	1.31	2.06	1.31	1.56	2.06	1.05	0.81
Fees forgone and/or expenses reimbursed[3]	(0.26)	(0.26)	(0.26)	(0.26)	(0.26)	(0.25)	(0.01)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[3]	1.05	1.80	1.05	1.30	1.80	0.80	0.80

[1]	The expense information in the table has been restated to reflect current fees.
[2]	“Other expenses” for Class R1 shares have been estimated because no Class R1 shares were outstanding during the fund’s last fiscal year.
[3]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed 1.05% for Class A shares, 1.80% for Class C shares, 1.05% for Class FI shares, 1.30% for Class R shares, 1.80% for Class R1 shares, 0.80% for Class I shares and 0.80% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	676	943	1,230	2,043
Class C (with redemption at end of period)	283	621	1,085	2,369
Class C (without redemption at end of period)	183	621	1,085	2,369
Class FI (with or without redemption at end of period)	107	390	694	1,556
Class R (with or without redemption at end of period)	132	467	825	1,835
Class R1 (with or without redemption at end of period)	183	621	1,085	2,369
Class I (with or without redemption at end of period)	82	310	556	1,260
Class IS (with or without redemption at end of period)	82	258	449	1,002

2	Legg Mason Batterymarch U.S Large Cap Equity Fund